SEC File Number: 0-54296
CUSIP Number: 05463V 100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K  [ ] Form 10-K   [ ] Form 10-D   [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: December 31, 2023

[   ]Transition Report on Form 10-K

[   ]Transition Report on Form 20-F

[   ]Transition Report on Form 11-K

[   ]Transition Report on Form 10-K

[   ]Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:	Axim Biotechnologies, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	6191 Cornerstone Court, E., Suite 114
City, State and Zip Code:	San Diego, CA 92121

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-K, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”).  Additional time is needed for the Registrant’s independent registered public accounting firm to complete its review of the Registrant’s financial statements included in the Form 10-K and for the Registrant to provide additional information to its accountants and auditors in order to produce a complete, accurate Annual Report. Additionally, the Registrant seeks an extension to finalize the narrative of the Form 10-K so that it will properly inform investors and the public of the Registrant’s actions for the year ended December 31, 2023.  The Registrant anticipates that it will file the Annual Report no later than the 15th calendar day following the prescribed filing date.

PART IV  -  OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

John W. Huemoeller II	(858) 923-4422
(Name)	(Area Code) (Telephone number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):     [X]  Yes [   ]  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:     [   ]  Yes [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AXIM Biotechnologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	/s/ John W. Huemoeller II
John W. Huemoeller II President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.